VF 3-6-03

RECEIVED FEB 28 2003

03014682 [illegible]TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[illegible] 3/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2090 Marina Ave.
(No. and Street)

Petaluma	CA	94955-6030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cory Chamberlain (800) 496-4330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK
3/19/2003

OATH OR AFFIRMATION

I, G. Steven Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Financial Services, Inc., as of December 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Kathleen J. Heaney 2-25-03

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Sonoma } ss.

Subscribed and sworn to (or affirmed) before me this 25th (Date) day of February (Month) 2003 (Year), by

(1) G. STEVEN TAYLOR
Name of Signer(s)

(2) ______
Name of Signer(s)

KATHLEEN J. HEANEY
Comm. # 1214326
NOTARY PUBLIC - CALIFORNIA
Sonoma County
My Comm. Expires March 29, 2003

Kathleen J Heaney
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Rept Form X-17A-5 Pt. III Legacy Financial Services, Inc.

Document Date: 2-25-03 Number of Pages: Pg 1+2 5 copies

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

PRICEWATERHOUSECOOPERS

Legacy Financial Services, Inc.

Financial Statements and Supplemental Schedules
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Legacy Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2003

Legacy Financial Services, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 265,665
Commissions receivable	704,176
Prepaid expenses	38,073
Due from affiliates	133,142
Deferred tax assets	96,784
Deposits and other assets	83,028
Total assets	$ 1,320,868
Liabilities and Shareholder's Equity	
Liabilities:	
Commissions payable	$ 627,466
Accounts payable and accrued liabilities	102,962
Accrued compensation	107,265
Due to affiliates	23,246
Total liabilities	860,939
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	3,062,965
Accumulated deficit	(2,653,036)
Total shareholder's equity	459,929
Total liabilities and shareholder's equity	$ 1,320,868

See notes to financial statements.

Legacy Financial Services, Inc.
Statement of Operations
For the year ended December 31, 2002

Income	
Commissions	$ 17,105,483
Other	553,082
Total income	17,658,565
Expenses	
Commissions	15,126,205
Compensation and benefits	1,656,804
Occupancy	576,869
Management fees	293,678
Other	955,413
Total expenses	18,608,969
Net loss before tax benefit	(950,404)
Income tax benefit	353,734
Net loss	$ (596,670)

See notes to financial statements.

Legacy Financial Services, Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2002

	Number of Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2002	1,000	$50,000	$ 2,662,965	$ (2,056,366)	$ 656,599
Contributions from Parent			400,000		400,000
Net loss				(596,670)	(596,670)
Balance, December 31, 2002	1,000	$50,000	$ 3,062,965	$ (2,653,036)	$ 459,929

See notes to financial statements.

Legacy Financial Services, Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (596,670)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(152,337)
Prepaid expenses	(19,059)
Deferred tax assets	(27,503)
Deposits and other assets	33,033
Commissions payable	82,078
Accounts payable and accrued liabilities	(160,616)
Accrued compensation	(50,767)
Due from affiliates, net	(26,477)
Net cash used in operating activities	(918,318)
Cash flows from financing activities	
Contributions from Parent	400,000
Cash provided by financing activities	400,000
Net decrease in cash	(518,318)
Cash and cash equivalents, beginning of year	783,983
Cash and cash equivalents, end of year	$ 265,665
Supplemental disclosure of cash flow information	
Cash received from Parent for tax benefits	$ 287,180

See notes to financial statements.

1. The Company

Legacy Financial Services, Inc. (the Company or LFS), a wholly-owned subsidiary of Regan Holding Corp. (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. The Company engages in the offer and sale of variable life and annuity products, mutual funds and certain equity securities to the clients of its registered representatives (the Representatives), most of whom are not employees of the Company.

The Company is a fully disclosed broker-dealer and, as such, holds no customer funds or securities. All trades are transacted through investment company product sponsors (Sponsors) or clearing broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ materially from those estimates.

Recognition of Commission Revenue and Expense

Commission revenue and expense from customer securities transactions are recorded on the trade date.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less at the date of purchase. Their carrying amount approximates market value.

Stock Based Compensation

The Company accounts for options issued to employees using the intrinsic value method in accordance with APB No. 25 and related interpretations. No compensation expense for options issued to employees has been recognized.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent. In accordance with a tax sharing agreement with the Parent, a receivable or payable is recorded for the federal tax benefit or liability resulting from the Company's operations. The Company files tax returns in several states and its tax provision is determined on the basis of those returns, or if a combined state return is filed, the tax provision is determined on a separate company tax basis. Pursuant to the agreement, the Company receives payment from the Parent for net operating losses, net capital losses and other tax credits to the extent the

benefit is deemed utilizable by the Parent. LFS uses the liability method for calculating deferred income taxes wherein deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities and enacted tax regulations. Deferred tax assets and liabilities are measured using currently enacted tax rates.

3. Commitments and Contingencies

The Company leases space in a building in Petaluma, California, which is owned by the Parent. The lease is for fifteen years beginning during 2002 with a monthly rent of $15,000. Rents are due to the Parent on or before the first day of each month. Rent expense of $121,440 was recorded in 2002 under this lease agreement.

For fiscal years ending after December 31, 2002, the approximate future minimum rental commitments under the noncancelable operating lease are as follows:

Years ended December 31,	**Operating**
2003	$ 180,000
2004	180,000
2005	180,000
2006	180,000
2007	180,000
Thereafter	1,710,000
Total minimum lease payments	$ 2,610,000

Rent expense for the year ended December 31, 2002 was $252,082.

The Company has agreed to indemnify its clearing broker-dealer for credit losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations. Subsequent to the balance sheet date, all unsettled trades at December 31, 2002 settled with no resulting liability to the Company.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business. At December 31, 2002, the Company has recorded a $25,000 liability for the settlement and resolution of ongoing litigation. Management is not aware of any material asserted or unasserted litigation that existed at December 31, 2002.

4. Shareholder's Equity

During the year ended December 31, 2002, the Parent contributed $400,000 to the Company. These contributions are reflected as an increase to additional paid-in capital in the Statement of Changes in Shareholder's Equity.

The Company has incurred cumulative losses since its inception in 1995. The Parent has committed to make sufficient contributions to support the Company's operations through February 2004.

5. Related Party Transactions

Management Agreement

The Company has an agreement (the Management Agreement) with Legacy Marketing Group (LMG), another wholly-owned subsidiary of the Parent. Pursuant to the Management Agreement, the Company utilizes for its operations certain executive, finance, data processing and other personnel employed by LMG. As consideration for these services, the Company compensates LMG each month based on estimated usage (the Management Fee). Each party has the right to terminate the Management Agreement without cause upon notice of at least 30 days. Management Fees of $293,678 are included in the accompanying statement of operations for the year ended December 31, 2002.

Facilities Agreement

The Company has an agreement (the Facilities Agreement) with the Parent whereby the Company is granted use of the Parent's office furniture and office equipment. As consideration for the use of these facilities, the Company compensates the Parent at a variable rate per month based on the Parent's actual expense (the Facilities Fee). Such amounts are payable at the beginning of each month, according to the Parent's related expenses incurred in the prior month. Each party has the right to terminate the Facilities Agreement without cause upon notice of at least 30 days. Facilities Fees of $134,795 are included in the accompanying statement of operations for the year ended December 31, 2002.

Due to/from Affiliates

Pursuant to the Company's tax sharing agreement with the Parent (see Notes 2 and 10), the Company had a receivable from the Parent at December 31, 2002. The Company pays direct expenses on behalf of Legacy Advisory Service (LAS) for which it is reimbursed. As a result

of these transactions and the management and facilities agreements the Company has the following balances due to and from affiliates.

Amounts due from affiliates at December 31, 2002 consist of the following:

Due from Parent	$ 131,437
Due from Values Financial Network	1,705
	$ 133,142

Amounts due to affiliates at December 31, 2002 consist of the following:

Due to LMG	$ 13,919
Due to LAS	9,209
Due to Parent	118
	$ 23,246

6. Stock Option Plans

The Company currently participates in two stock-based compensation plans sponsored by the Parent, the Regan Holding Corp. Producer Stock Option and Award Plan (the "Representative Option Plan") and the Regan Holding Corp. 1998 Stock Option Plan (the "Employee Option Plan").

Under the Representative Option Plan, the Parent may grant to LMG's producers and the Company's Representatives non-qualified stock options to purchase the Parent's common stock. 9,500,000 shares have been reserved for grant under the Representative Option Plan. The Parent granted no options to Representatives of the Company during the year ended December 31, 2002.

Under the Employee Option Plan, the Parent may grant to employees and directors of the Company incentive stock options and non-qualified options to purchase the Parent's common stock. 5,500,000 shares have been reserved for grant under the Employee Option Plan. The employee options generally vest over four or five years and expire in ten years. The Parent granted 50,000 options to employees of the Company during the year ended December 31, 2002. Disclosures required by SFAS No. 123, *Accounting for Stock Base Compensation*, are presented in the 2002 consolidated financials of the Parent.

7. Defined Contribution Plan

All employees of the Company are eligible to participate in a qualified defined contribution 401(k) plan (the Plan), which is sponsored by the Parent. The Plan allows employees to defer, on a pre-tax basis, up to 15% of their compensation as contributions to the Plan, subject to certain limitations as set forth in the Internal Revenue Code. The Company matches 50% of an employee's contribution, up to a maximum of 6% of the employee's annual compensation. Expenses incurred by the Company related to the Plan during the year ended December 31, 2002 aggregated $25,851.

8. Producer Compensation Deferral Plan

During the year ended December 31, 2002, $145,480 in commissions were deferred by Representatives under the Regan Holding Corp. Producer Commission Deferral Plan, which is a non-qualified tax deferral plan sponsored by the Parent. Representatives may defer, based upon their election, up to 50% of their commissions earned. This amount, as well as matching contributions in the amount of $1,922, has been paid to LMG by the Company for the year ended December 31, 2002. LMG invests the amounts paid by the Company and bears any administrative expenses. All market risk relating to the plan is borne by the Representatives.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum Net Capital equal to the greater of $5,000 or 6 2/3% of Aggregate indebtedness, both as defined in rule 15c3-1. In addition, the ratio of Aggregate Indebtedness to Net Capital may not exceed 15 to 1. At December 31, 2002, the Company had Net Capital of $128,413 which was $71,017 in excess of its required Net Capital of $57,396. The Company's ratio of Aggregate Indebtedness to Net Capital was 6.70 to 1.

10. Income Taxes

The benefits from federal and state income taxes consist of amounts currently receivable and amounts deferred which are shown below:

	For the Year Ended December 31, 2002
Current tax benefit:	
Federal	$ (282,099)
State	(44,132)
Total current	(326,231)
Deferred tax benefit:	
Federal	(21,400)
State	(6,103)
Total deferred	(27,503)
Total income tax benefit	$ (353,734)

Deferred tax benefits are the result of the write off of deferred rent balance upon relocation to facilities owned by the Parent. The deferred tax asset balance of $96,784 at December 31, 2002 consists of non-cash stock based compensation expense recorded in fiscal year 2001 that is not currently deductible for tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will, or will not, be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the ability of the parent to utilize future tax benefits of LFS during the periods in which temporary differences become deductible. Management believes it is more likely than not that the deferred tax assets will be realized.

The Company's effective tax rate differs from the federal statutory rate 34%, primarily due to state taxes.

At December 31, 2002, a receivable from the Parent of $131,437 included in due from affiliates, represents amounts currently receivable from the Parent for tax benefits earned.

11. Concentrations of Risk

During 2002, sales of one Sponsor's products comprised approximately 18% of the Company's total revenues.

All cash and cash equivalents at December 31, 2002 are held by a single financial institution, which exceeds existing federal deposit insurance limits.

Additional Information

Legacy Financial Services, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002 — Schedule I

Net Capital	
Total shareholder's equity	$ 459,929
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	38,073
Due from affiliate	133,142
Deferred tax asset	96,784
Deposits and other assets	58,029
Total non-allowable assets	326,028
Net capital before haircuts on securities position	133,901
Haircuts	5,488
Net capital	$ 128,413
Aggregate Indebtedness	$ 860,939
Computation of Basic Net Capital Requirement	
Minimum Net capital requirement of 6 2/3% of Aggregate Indebtedness or $5,000, whichever is greater	$ 57,396
Excess Net capital	$ 71,017
Ratio of Aggregate Indebtedness to Net Capital	6.70 to 1

The computation of net capital as of December 31, 2002 included in the unaudited FOCUS report filed with the NASD does not differ from the above calculation.

Legacy Financial Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002 Schedule II

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Supplementary Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Shareholder of Legacy Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (ii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iii) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

PricewaterhouseCoopers LLP

February 26, 2003